# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: VINEBROOK HOMES TRUST, INC., CIK 0001755755
CUSIP: 000000000
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 300 Crescent Court, Suite 700, Dallas, Texas (TX), 75201
Date of event which requires filing of this statement: 04/04/2025
Filed by CIK 0001755598
Persons authorized to receive notices and communications: Tony Palazzo, c/o Berkeley Capital Partners, LLC, 3000 Heritage Walk, Suite 301, Milton, Georgia (GA), 30004, (678) 807-3200

## Reporting persons
- APC - VB Homes, LLC (CIK 0001755598): type of reporting person: other (OO); citizenship or place of organization: Mississippi (MS); member of a group; source of funds: other (OO); sole voting power 1,951,520; shared voting power 0; sole dispositive power 1,951,520; shared dispositive power 0; aggregate amount beneficially owned 1,951,520 (7.6% of the class)
  Comment: * See Item 2
  ** See Item 5.
- Berkeley Alternative Income Fund I, LLC: type of reporting person: other (OO); citizenship or place of organization: Mississippi (MS); member of a group; source of funds: other (OO); sole voting power 15,634; shared voting power 0; sole dispositive power 15,634; shared dispositive power 0; aggregate amount beneficially owned 15,634 (0.06% of the class)
  Comment: * See Item 2
  ** See Item 5

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: VINEBROOK HOMES TRUST, INC.
Address of issuer's principal executive offices: 300 Crescent Court, Suite 700, Dallas, Texas (TX), 75201

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by APC-VB Homes, LLC ("APC") and Berkeley Alternative Income Fund I, LLC ("BAIF," together with APC, the "Reporting Persons"). Berkeley Capital Partners, LLC (CRD # 281082/SEC#:801-106521) serves as the investment adviser to both of the Reporting Persons, and thus, APC and BAIF have each reported that it is a member of a group when filing this Statement.
Residence or business address: The Reporting Persons are both Mississippi limited liability companies and each have a business address of 3000 Heritage Walk, Suite 301, Milton, Georgia 30004.
Present principal occupation or employment: The present principal business of each of the Reporting Persons are that of a private investment entity, engaged in the purchase and sale of securities as investments for their own account.
Criminal convictions in the last five years: During the last five years, neither the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the executive officers, directors or partners of the Reporting Persons, if applicable, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the executive officers, directors or partners of the Reporting Persons, if applicable, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(b) above for the Reporting Persons' place of organization.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
APC is currently deemed to beneficially own an aggregate of 1,951,520 shares of Class A Common Stock of the Issuer. All outstanding shares of Class A Common Stock beneficially owned by APC were acquired over several years, commencing in 2018, through APC's investments in the Issuer's continuous private placement offering (the "Private Offering") promulgated under Regulation D of the Securities Act of 1933, as amended. The most recent investment in the Private Offering by APC occurred on or around September 14, 2022. Accordingly, all shares of Class A Common Stock reported herein by APC were issued directly from the Issuer. The aggregate amount of funds used by APC to purchase the securities reported herein by APC was approximately $71,505,000. The source of such funds was investments by investors of APC.

BAIF is currently deemed to beneficially own an aggregate of 15,634 shares of Class A Common Stock of the Issuer. All outstanding shares of Class A Common Stock beneficially owned by BAIF were purchased over the counter in the secondary market using an online platform offered by LODAS Securities, LLC, a registered broker dealer and member of FINRA & SIPC ("LODAS"). Accordingly, all shares of Class A Common Stock reported herein by BAIF were issued directly from the Issuer. The aggregate amount of funds used by BAIF to purchase the securities reported herein by BAIF was approximately $545,474.48. The source of such funds was investments by investors of BAIF.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 above is hereby incorporated by reference in this Item 4.

The Reporting Persons acquired their interest in the Issuer for investment purposes and in connection with the transactions described above and the Reporting Persons each review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position, results of operations, price levels of the Class A Common Stock, conditions in the securities markets and general economic and industry conditions, that the Reporting Persons may in the future take or propose to take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, acquiring additional Class A Common Stock or disposing of all or a portion of Class A Common Stock beneficially owned.

Additionally, the Reporting Persons may intend to engage in discussions with the Issuer's management or Board of Directors regarding the future operations of the Issuer, which may result in having influence over the corporate activities of the Issuer. The Reporting Persons' considerations and potential changing intentions are the basis for the timing and filing of this Statement.

Accordingly, the Reporting Persons each reserve their right, at any time and from time to time, to review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to interact with management or the Board of Directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, APC beneficially owns an aggregate of 1,951,520 shares of Class A Common Stock, which represents 7.6% of all outstanding shares of Class A Common Stock as last reported by the Issuer. As of the date hereof, BAIF beneficially owns an aggregate of 15,634 shares of Class A Common Stock, which represents 0.06% of all outstanding shares of Class A Common Stock as last reported by the Issuer. As of March 24, 2025, Issuer reported having a total of 25,520,209 shares of Class A Common Stock, par value $0.01 per share issued and outstanding. The information set forth in Item 4 of this Statement is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date hereof, APC has the authority to vote, or to direct the vote, and the power to dispose, or to direct the disposition of, an aggregate of 1,951,520 shares of Class A Common Stock. As of the date hereof, BAIF beneficially owns and has the authority to vote, or to direct the vote, and the power to dispose, or to direct the disposition of, an aggregate of 15,634 shares of Class A Common Stock.
Transactions in the class effected during the past sixty days: Neither of the Reporting Persons have effected any transactions in the Issuer's Class A Common Stock within the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of APC, only APC has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Common Stock of the Issuer reported by APC in this Statement. Similarly, to the knowledge of BAIF, only BAIF has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Common Stock of the Issuer reported by BAIF in this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Inapplicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

None, other than the governing documents of the Issuer, Subscription Agreements entered into by APC in connection with its investments in the Private Offering, and by transaction instructions provided by BAIF to LODAS for the acquisition of shares of the Issuer.

With regards to this Statement, the Reporting Persons have entered into an agreement (the "Joint Filing Agreement"), with respect to the joint filing of this Schedule 13D and any amendment hereto, pursuant to Rule 13d-1(k)(1) promulgated under the Act. The description of the Joint Filing Agreement contained in this Schedule 13D is qualified in its entirety by reference to the full text of the Joint Filing Agreement, a copy of which is filed as Exhibit 99.1 hereto and which is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Agreement, dated as of April 4, 2025, by and among the Reporting Persons.

## Signatures
- APC - VB Homes, LLC: /s/ Tony Palazzo, Tony Palazzo, Manager (04/04/2025)
- Berkeley Alternative Income Fund I, LLC: /s/ Tony Palazzo, Tony Palazzo, Manager (04/04/2025)